
03051805

TC 0130

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 16752

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 2 6 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/27/02 (MM/DD/YY) AND ENDING 04/25/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H&R BLOCK FINANCIAL ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

719 GRISWOLD STREET
(No. and Street)

DETROIT	MICHIGAN	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHERINE E. FARLEY — 313-628-1737
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name — *if individual, state last, first, middle name*)

ONE NORTH WACKER	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TC

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, CATHERINE E. FARLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H&R BLOCK FINANCIAL ADVISORS, INC., as of APRIL 25, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

MICHELLE BUTTS
NOTARY PUBLIC WAYNE CO., MI
MY COMMISSION EXPIRES Feb 17, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H&R Block Financial Advisors, Inc.

Consolidated Statement of Financial Condition

Available for Public Inspection
April 25, 2003



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Board of Directors and Stockholder of
H&R Block Financial Advisors, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of H&R Block Financial Advisors, Inc. and Subsidiary (the "Company") at April 25, 2003, in conformity with accounting principles generally accepted in the United States of America. This consolidated financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit of this consolidated statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

June 6, 2003

H&R Block Financial Advisors, Inc.

Consolidated Statement of Financial Condition
April 25, 2003

Assets	
Cash and cash equivalents	$ 92,672,589
Special reserve account for benefit of customers	
U.S. government securities purchased under agreements to resell - at contract value	400,112,000
Cash	652
Deposits with clearing organizations	
Cash	2,470,999
U.S. government and other securities - at market value	1,117,544
Receivables	
Customers - less reserve for doubtful accounts of $1,521,145	477,920,118
Brokers, dealers and clearing organizations	39,228,422
Other (including receivables from affiliates of $1,310,073)	9,835,849
Securities owned - at market value	22,757,110
Property and equipment - at cost, less accumulated depreciation and amortization of $15,978,331	20,327,205
Exchange memberships - at cost (market value of $3,564,000)	1,360,054
Other assets	5,529,378
Total assets	$ 1,073,331,920
Liabilities and Stockholder's Equity	
Securities sold, not yet purchased - at market value	$ 3,362,299
Payables	
Customers	827,437,374
Drafts payable	29,700,407
Brokers, dealers and clearing organizations	38,758,720
Accounts payable and accrued expenses (including payables to affiliates of $2,665,786)	41,431,247
	940,690,047
Commitments and contingencies (Note 8)	
Stockholder's equity	
Common stock (no par value, 10,000,000 shares authorized; 3,656,000 shares issued and outstanding)	36,560
Additional paid-in capital	411,310
Retained earnings	132,194,003
Total stockholder's equity	132,641,873
Total liabilities and stockholder's equity	$ 1,073,331,920

The accompanying notes are an integral part of the consolidated statement of financial condition.

1. Business

H&R Block Financial Advisors, Inc. (the "Company") is a registered securities broker-dealer and is an indirectly wholly-owned subsidiary of H&R Block, Inc. The Company engages in a securities brokerage business primarily for retail customers throughout the United States. It is also a dealer in corporate and municipal bonds and U.S. government and U.S. government agency securities. The Company is a member of the New York Stock Exchange, Inc. ("NYSE") and other principal securities exchanges.

Other products and services provided to customers include: investment research and recommendations, money market funds with sweep provisions for settlement of customer transactions, fixed income products, mutual funds, margin accounts, checking privileges, option accounts, account access/review via the internet, dividend reinvestment, on-line trading, fee-based accounts, accounts with cash management features and individual retirement accounts.

The consolidated financial statements include the Company's wholly-owned inactive subsidiary, OLDE Discount of Canada.

Beginning in fiscal year 2004, in order to coincide with the fiscal year end of its ultimate parent, H&R Block, Inc., the Company is changing its fiscal year end from the last Friday in April to April 30th.

2. Significant Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All intercompany balances and transactions have been eliminated in consolidation.

Proprietary transactions are reflected on the consolidated statement of financial condition on a trade date basis. Customer transactions are recorded on the consolidated statement of financial condition on a settlement date basis while the related commissions, floor brokerage, clearance fees and other expenses are recognized in the consolidated statement of operations on a trade date basis.

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business. The Company is required, in the event of the non-delivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses not previously reflected in the consolidated statement of operations.

Securities owned and securities sold, not yet purchased, are carried at market value. Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities. The Company will be obligated to acquire the necessary securities at prevailing market prices in the future to satisfy this obligation.

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell ("resale agreements") are accounted for as collateralized financings and are carried at the amounts at which the securities will be subsequently resold as specified in the respective agreements. It is the Company's policy to take possession of securities subject to resale agreements. The securities are revalued daily and collateral added whenever necessary to bring the market value of the underlying collateral equal to or greater than the resale price specified in the contracts.

Depreciation of equipment and amortization of software are recorded using the straight-line method over estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the expected useful life of the lease or eight years, whichever is shorter.

The Company is included in the federal consolidated income tax return and certain combined/unitary state income tax returns filed on a calendar basis for H&R Block, Inc. and subsidiaries. In states where combined/unitary returns are not filed, the Company directly files its own income tax returns.

Non-segregated highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents. At April 25, 2003, the Company had $84,550,315 in money market fund investments, which are included in cash and cash equivalents on the consolidated statement of financial condition.

Accounting principles generally accepted in the United States require disclosure of estimated fair values of financial instruments. A portion of the Company's financial instruments are securities traded on nationally-recognized financial markets. These instruments are carried on the Company's consolidated statement of financial condition at quoted market value, which represents estimated fair value.

3. Special Reserve Account for Benefit of Customers

U.S. government securities purchased under agreements to resell and cash have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at quoted market values at April 25, 2003 are as follows:

	Securities owned	Securities sold, not yet purchased
U. S. government and agency securities	$ 2,678,594	$ 172,135
Municipal securities	12,359,947	186,462
Various fixed income securities (including preferred stock)	7,248,595	2,742,916
Equity securities	469,974	260,786
Total	$ 22,757,110	$ 3,362,299

5. Receivables from and Payables to Customers

Receivables from and payables to customers include amounts due on margin and cash transactions. The receivables are substantially collateralized by customers' securities held, which are not reflected on the consolidated statement of financial condition.

6. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from brokers and dealers represent collateralized balances. As of April 25, 2003, the Company had pledged customer-owned securities totaling $39.7 million with a clearing organization to satisfy margin deposit requirements of $35.4 million.

The Company does business with other broker-dealers who, for the most part, are members of the major U.S. securities exchanges. The Company monitors the credit standing of brokers and dealers and customers with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others. The Company seeks to obtain additional collateral if insufficient protection against loss exists.

6. Receivables from and Payables to Brokers, Dealers and Clearing Organizations (continued)

At April 25, 2003, receivables from and payables to brokers, dealers and clearing organizations are composed of the following:

Receivables	
Securities failed to deliver	$ 2,018,122
Deposits for securities borrowed	37,210,300
	$ 39,228,422
Payables	
Securities failed to receive	$ 7,648,882
Deposits for securities loaned	24,242,426
Clearing organizations	6,867,412
	$ 38,758,720

7. Stock Borrow and Loan Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash and/or other collateral with the lender. Securities loaned represent securities owned by customers which were purchased on margin and have been loaned to other broker-dealers. When loaning securities, the Company receives cash collateral approximately equal to the value of the securities loaned. The amount of cash collateral is adjusted, as required, for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuate as short-term interest rates change.

8. Lines and Letters of Credit, Commitments and Contingencies

The Company has a $300 million line of credit from Block Financial Corporation, a subsidiary of H&R Block, Inc. There were no borrowings under this line of credit during the year or at April 25, 2003. There were no compensating balance requirements related to this line of credit during the year.

As of April 25, 2003, the Company had $125 million in letters of credit with a financial institution. At April 25, 2003, there were no outstanding balances on these letters of credit and no borrowings were made during the year.

8. Lines and Letters of Credit, Commitments and Contingencies (continued)

The Company leases office facilities over varying periods extending to 2012. As of April 25, 2003, the Company's approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Fiscal Year Ended	
2004	$ 15,360,818
2005	13,224,567
2006	10,175,449
2007	7,788,980
2008	1,976,217
Thereafter	8,301,353
	$ 56,827,384

Certain of the office leases contain renewal options ranging from one to five years. The office leases generally provide for rent escalation from increased assessments for real estate taxes and other charges.

The Company is a defendant and respondent in a number of civil actions, arbitrations, regulatory inquiries and class actions arising out of its business as a broker-dealer. The Company believes it has meritorious defenses against these claims and intends to assert them vigorously. The amounts asserted in these claims are substantial in some instances, and the ultimate liability with respect to such litigation is difficult to predict. While management cannot provide assurance the Company will ultimately prevail in each instance, management believes that amounts, if any, required to be paid by the Company in the discharge of liabilities or settlements will not have a material adverse affect on the Company's results of operations or financial position.

9. Net Capital Requirements

The Company is required to maintain minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 and has elected to comply with the alternative minimum net capital requirement, which requires a broker-dealer to maintain net capital equal to the greater of $1 million or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or $1 million. At April 25, 2003, the Company had net capital of $95,036,472, which was 17.26% of aggregate debit items and exceeded its minimum required net capital of $11,013,682 by $84,022,790.

10. Income Taxes

In accordance with the intercompany tax sharing agreement, the Company calculates its tax benefit on a separate company basis, except that the total amount of taxes payable or receivable (both current and deferred) are settled on a current basis.

11. Related Party Transactions

Except as discussed in other footnotes to this consolidated statement of financial condition, summarized below are relevant related party transactions.

Directors and officers of the Company and their associates and various affiliated companies maintain cash accounts and margin accounts with the Company and execute securities transactions through the Company in the ordinary course of business.

Future rental commitments (See Note 8) substantially represent amounts payable to other affiliates under various operating leases covering branch offices and equipment. The Company is obligated to pay utilities, real estate taxes and other occupancy expenses under these leases.

The Company pays a royalty of 2% of gross revenues for the use of the H&R Block name.

At April 25, 2003, the Company had a net payable to H&R Block, Inc. of $299,790, a net payable to Block Financial Corporation of $890,924, and a net payable to other affiliates of $164,999. All of these payables were for general corporate expenses.

12. Estimated Fair Values of Financial Instruments

The fair value of all financial instruments, other than securities, reflected on the consolidated statement of financial condition (consisting primarily of receivables from and payables to broker, dealers, clearing organizations and customers and securities purchased under agreements to resell) approximates the recorded value due to the short-term nature of the financial instruments.

The above disclosures do not extend to estimated fair value amounts for items not defined as financial instruments by SFAS No. 107, "*Disclosures about Fair Value of Financial Instruments*", for example, customer relationships, which possess significant value.

13. Employee Benefit Plans

Employees 21 years of age and older are eligible to participate in H&R Block's Retirement and Savings Plan (the "Plan") after 90 days of service and may make contributions to the Plan on a voluntary basis. Contributions made by the Company vest immediately. The Company matches the employees' contributions of up to 5% of compensation.

For the fiscal year ended April 25, 2003, the Company's matching contributions totaled $5.2 million and are included in employee compensation and benefits in the consolidated statement of operations

14. Subsequent Event

On May 30th, Olde Financial Corporation, the direct parent, contributed $10 million of additional capital to the Company.